Filed by Hughes Electronics Corporation
Subject Company — Hughes Electronics Corporation
and General Motors Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

[Congress of the United States Letterhead]

March 22, 2002

The Honorable John Ashcroft
Attorney General
Department of Justice
950 Pennsylvania Avenue, N.W.
Washington, D.C. 20530

The Honorable Michael Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Attorney General Ashcroft and Chairman Powell:

I am writing to ask for your approval of the proposed merger between EchoStar and DIRECTV. The positive outcome of this merger would greatly benefit millions of Hispanic families by offering additional targeted services and delivering increased access to affordable high speed Internet service. In addition, for Latinos living in rural areas and for those who live among populations without a larger Hispanic community, the merger would bring additional Spanish programming options, including educational and cultural channels.

An October 2000 report from the U.S. Department of Commerce highlighted that Anglos are more likely to have access to the Internet from home than African-Americans or Hispanics — by nearly double the amount of households as a percentage of population. In towns with populations of 10,000 or less, the likelihood of households gaining access to cable modem service is only 5 percent versus 65 percent for cities of 250,000 people or more. Many of these under-served areas include large Hispanic populations.

Both EchoStar and DIRECTV have taken extra steps to provide family-oriented programming, weather, sports and news in Spanish — including programming from the Caribbean and Latin America. The combined company will also be able to offer local broadcast stations in up to 100 local TV markets, many of which include Univision, Telemundo or Telefutura stations. The merger also holds the promise of allowing more independent networks and more Spanish language programming to flourish and prosper.

As a member of Congress representing tens of thousands of Hispanics, I have sought new avenues to bridge the digital divide, including support for League of United Latin American Citizen’s (LULAC), “Empower Hispanic America With Technology” project. I fully support LULAC’s position on the proposed merger and ask for your favorable consideration.

In light of the disparity of access to broadband services — and the fact that broadband may not reach the communities where Latinos live for years to come — I am deeply concerned with the outcome of the merger. I strongly urge your support for the EchoStar/DIRECTV merger. For consumers, for competition and as an immediate answer to technology access, the pending merger presents a significant opportunity to address the issue of the digital divide. On a national policy level, we have an opportunity to offer satellite broadband access to Hispanic homes and businesses that, up to now, have little or no chance of receiving digital cable or fiber-optic broadband access.

Sincerely,

/s/ Silvestre Reyes
Silvestre Reyes
Member of Congress

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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